Exhibit 99.1

GOGORO DEBUTS ON NASDAQ

Gogoro Ordinary Shares and Warrants to Trade on the Nasdaq

Under Tickers “GGR” and “GGROW”

TAIPEI – April 5, 2022 – Gogoro® Inc. (“Gogoro” or the “Company”), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today became a publicly listed company trading on the Nasdaq Global Select Market with its ordinary shares and warrants listed under the new ticker symbols “GGR” and “GGROW”, respectively. Gogoro completed the previously announced merger with Poema Global on April 4, 2022. The combined company will now operate as Gogoro Inc.

“Gogoro battery swapping is transforming urban mobility in the world’s most densely populated cities by changing how people use and share portable energy,” said Horace Luke, founder, chairman, and CEO of Gogoro. “With innovative technology, an expanding global footprint, and an experienced management team, Gogoro is well-positioned to transform the urban mobility landscape and capitalize on the electric transition of nearly a billion two-wheel vehicles.”

Gogoro is backed by world-class investors, including Dr. Samuel Yin, Founder and Chairman of Ruentex Group, an early investor; Generation Investment Management, a sustainable investment company; Temasek, a global investment company headquartered in Singapore; Hon Hai (Foxconn) Technology Group, the world’s largest electronics manufacturer; GoTo Group, the largest technology group in Indonesia, Hero MotoCorp, a global leader in two-wheel vehicles; Engine No. 1, a strategic investment group and Sumitomo Corporation, a Japanese conglomerate.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

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Gogoro Media Contact:

Jason Gordon, Gogoro

+1 206-778-7245

jason.gordon@gogoro.com

Jason Baran, Weber Shandwick

+1 212-445-8212

jbaran@webershandwick.com

Gogoro Investor Contact:

Michael Bowen, ICR, LLC.

+1 212-475-0415

gogoroIR@icrinc.com

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, Gogoro’s beliefs regarding Gogoro’s future operating performance, projections of market opportunity and market share, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally and ability to impact how people use and share portable energy and statements by Gogoro’s founder, chairman and CEO. Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs, Gogoro’s ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, Gogoro’s ability to enter into strategic collaborations or alliances, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC and regulatory risks. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s final prospectus which was filed on March 17, 2022, as amended, and in its subsequent filings with the SEC. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.